15026754

UNITED STATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William K. French (212) 755-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSSM CPA LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 0 4 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

- [x] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. French, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President
Title

[signature]
Notary Public

DONNA M. SCUTARO
Notary Public, State of New York
No. 01SC6064780
Qualified in Kings County
Commission Expires 10/1/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
- ☐ (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

SCOTT-MACON SECURITIES, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2014

With Report of Independent Registered Accounting Firm

CONTENTS

December 31, 2014

RSSM

Certified Public Accountants
& Strategic Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Scott-Macon Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly owned subsidiary of Scott-Macon, Ltd.) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Scott-Macon Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Scott-Macon Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

RSSM CPA LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
April 30, 2015

757 Third Avenue, New York, NY 10017 Tel 212.303.1800 Fax 212.755.5600 rssmcpa.com

Additional Office in Garden City, New York
Vision • Solutions • Growth

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets	
Cash	$157,615
Prepaid expenses	23,569
Due from parent	7,361
Total assets	$ 188,545
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	$9,000
Income taxes Payable	25,707
Total liabilities	34,707
Commitments and contingencies (Notes 7 and 10)	
Stockholder's equity	153,838
Total liabilities and stockholder's equity	$ 188,545

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly owned subsidiary of Scott-Macon, Ltd. (the "Parent") and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities, and it claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(ii) of the rule.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the fees are fixed or determinable, and collection is probable. Additionally, revenues are recognized upon receipt of funds awarded from lawsuits relating to client violation of Company fee agreements.

Income Taxes

The Company files a consolidated tax return with its Parent, under a tax sharing agreement. The Company reimburses its Parent for certain franchise taxes. However, income taxes are recognized on a stand-alone basis.

The Company accounts for income taxes in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The minimum recognition threshold is based on judgment about the likelihood of an uncertain tax position being sustained under examination based on its technical merits. It also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for interest and penalties and disclosures. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The income tax returns of the Company's Parent for years ended 2011, and 2013 through 2014 are open to examination by federal, state and local income tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Transactions With Parent Company

The financial statements are not necessarily indicative of the conditions that would exist, or the results of operations that would have occurred, had the Company been an un-affiliated company.

The Company has an expense sharing agreement with its Parent for a portion of fixed costs and a variable amount allocated based on the time spent on individual projects. These expenses include rent, utilities, travel, telephone, etc. For the year ended December 31, 2014 the Company reimbursed its Parent $137,767 for fixed expenses and $962,976 for allocated variable expenses.

As of December 31, 2014 the Company was owed $7,361 from its Parent.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. The net capital, as computed under rule 15c3-1, is $122,908 as of December 31, 2014. The Company's ratio of aggregate indebtedness to net capital was .28 to 1 as of December 31, 2014.

4. Year End

The Company has changed its September 30th reporting year end to December 31st to match its Parent's year end. This change was approved by Finra and will provide a more efficient use of the accounting system shared by the two entities.

5. Subsequent Events

The Company has evaluated its subsequent events through April 30, 2015, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring recognition or disclosure.